UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 7, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON NOVEMBER 7th, 2022

DATE, TIME AND PLACE: November 7th, 2022, at 9.20 a.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: Messrs. Walmir Urbano Kesseli, Anna Maria Cerentini Gouvêa Guimarães and Elias de Matos Brito, regular members of the Company’s Fiscal Council (“CF”), either in person or by means of audio or videoconference, attended the meeting. Mrs. Simone Paulino de Barros, Secretary, also attended the meeting. It is also registered the presence of Mr. Nicandro Durante, Chairman of the Company’s Board of Directors.

AGENDA: (1) Presentation on the Tax, Regulatory, Civel and Labour contingencies; (2) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 3rd quarter of 2022, dated as of September 30th, 2022; (3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 3rd quarter of 2022, dated as of September 30th, 2022; and (4) Presentation on the methodology used for the Company's annual impairment assessment.

CLARIFICATIONS AND RESOLUTIONS: Initially, it is noted that the meeting was held jointly with the Statutory Audit Committee (“CAE”) of the Company, during discussions on the items on the Agenda. Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the CF members registered their considerations and discussions as follows:

(1) Presentation on the Tax, Regulatory, Civel and Labour contingencies.

Initially, it is registered the presence of Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A.

November 7th, 2022

Messrs. Gustavo Baptista Alves, Ronaldo Estevão, Carlos Eduardo Franco, Sylvia Figueiredo, Érika Khalili and Betina Calenda presented, respectively, the data referring to the Company's tax, regulatory, civil and labour contingencies.

After the clarifications, the CF members thanked the information provided.

(2) Presentation on the Company’s Quarterly Information Report (“ITRs”) for the 3rd quarter of 2022, dated as of September 30th, 2022.

Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area, presented the Company's Quarterly Information Report (“ITRs”) raised on September 30th, 2022, based on the material presented, in which the points of greatest interest were highlighted.

After the clarifications, the CF members thanked the information provided.

(3) Presentation by Ernst & Young Auditores Independentes S/S (“EY”) on the Company’s Quarterly Information Report (“ITRs”) for the 3rd quarter of 2022, dated as of September 30th, 2022.

Initially, it is registered the presence of Messrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer), and Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area.

Messrs. Fernando Magalhães and Giuseppe Grimaldi, representatives of EY, presented (i) the work of the independent audit related to the ITRs for the 3rd quarter of 2022, and (ii) the corresponding review report, noting that, in the course of the analysis, no irregularities were identified or any reservations recorded.

After the clarifications, the CF members thanked the information provided.

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A. November 7th, 2022

(4) Presentation on the methodology used for the Company's annual impairment assessment.

Mrs. Camille Loyo Faria, Chief Financial Officer and Investor Relations Officer of the Company, with the support of Mrs. Manoela Suassuna, representative of the Accounting, Consolidation & Reporting area, in addition to representatives of the Company's independent auditors, Ernst & Young Auditores Independentes S/S ("EY"), presented the methodology and assumptions currently used by the Company for risk assessment and carrying out the impairment test.

After the clarifications, the CF members thanked the information provided.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved, and signed by all attendees CF Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 7th, 2022

SIMONE PAULINO DE BARROS

Secretary

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CONT. OF MINUTES OF THE FISCAL COUNCIL’S MEETING OF TIM S.A. November 7th, 2022

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of the quarterly financial statements, along with the limited review report of Ernst & Young Auditores Independentes S/S (“EY”), for the period that ended on September 30th, 2022, and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, November 7th, 2022.

WALMIR URBANO KESSELI Chairman of the Fiscal Council	ANNA MARIA CERENTINI GOUVÊA GUIMARÃES Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 7, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer